

September 10, 2012

Via E-Mail
Mr. Brian Lee
Chief Financial Officer
Scorpio Tankers, Inc.
9, Boulevard Charles III
Monaco, 98000

> **Re:** **Scorpio Tankers, Inc.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed March 23, 2012**
> **File No. 001-34677**

Dear Mr. Lee:

We have reviewed your response letter dated August 31, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Notes to the Financial Statements

Note 1. General Information and Significant Accounting Policies Voyage Expenses, page F-10

1. We note from your response to our prior comment two that you believe that the guidance in IAS 11 and IAS 18 is consistent with the ratable recognition of voyage expenses over the length of each voyage. However, we note that the literature referenced in your response relates to percentage of completion of accounting in which the stage of completion is determined by calculating the percentage of actual costs incurred compared to total expected costs to be incurred. Paragraph 25 of IAS 11 indicates that "the recognition of revenue and expenses by reference to the stage of completion of a contract is often referred to as the percentage of completion method. Under this method, contract revenue is matched with the <u>contract costs incurred</u> in

reaching the stage of completion, resulting in the reporting of revenue, expenses and profit which can be attributed to the proportion of work completed. We do not believe that the literature addressing percentage of completion accounting allows for ratable recognition of expenses. Additionally, paragraph 26 of IAS 11 indicates that, "under the percentage of completion method, contract revenue is recognised as revenue in profit or loss in the accounting periods in which the work is performed. Contract costs are usually recognised as an expense in profit or loss in the accounting periods in which the work to which they relate is performed. However, any expected excess of total contract costs over total contract revenue for the contract is recognised as an expense immediately in accordance with paragraph 36." Absent other relevant authoritative IFRS guidance, we believe that you should recognize voyage expenses as incurred. Alternatively, if the impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred, please advise us and revise the notes to the financial statements to disclose this information.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief